04 JAN 13 7:21

ALLGREEN PROPERTIES LIMITED

04012088

File No. 82-4959

Date: 30 DEC 2003

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:739 2900

MASNET No. 27 OF 30.12.2003
Announcement No. 27

ALLGREEN PROPERTIES LIMITED

ISSUE AND ALLOTMENT OF SHARES PURSUANT TO EXERCISE OF OPTIONS UNDER THE ALLGREEN SHARE OPTION SCHEME 2002

The Company wishes to announce the issue and allotment of an aggregate of 4,000 ordinary shares of S$0.50 each in the capital of the Company, at the subscription price of S$0.95 each, pursuant to the exercise of options granted under the Allgreen Share Option Scheme 2002. These new shares have been listed and quoted on the Singapore Exchange on 24 December 2003.

The new shares issued will rank pari passu in all respects with the existing shares of the Company.

Upon the issue of the new shares, the number of issued and paid-up shares in the capital of the Company is increased to 1,050,330,000 ordinary shares of S$0.50 each.

By Order of the Board
Ms Isoo Tan
Company Secretary

Submitted by Ms Isoo Tan, Company Secretary on 30/12/2003 to the SGX

File No. 82-4959

MASNET No. 30 OF 30.12.2003
Announcement No. 30

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Director's Shareholding

Name of director:	Andrew Choo Hoo
Date of notice to company:	29/12/2003
Date of change of interest:	29/12/2003
Name of registered holder:	Andrew Choo Hoo
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	86,000
% of issued share capital:	0.01
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.13
No. of shares held before the transaction:	529,934
% of issued share capital:	0.05
No. of shares held after the transaction:	443,934
% of issued share capital:	0.04

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	529,934
% of issued share capital:	0	0.05
No. of shares held after the transaction:	0	443,934
% of issued share capital:	0	0.04
Total shares:	0	443,934

Submitted by Ms Isoo Tan, Company Secretary on 30/12/2003 to the SGX

04 JAN 13 PM 7:21

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

File No. 82-4959

Date: 29 DEC 2003

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

MASNET No. 14 OF 29.12.2003
Announcement No. 14

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Director's Shareholding

Name of director:	Andrew Choo Hoo
Date of notice to company:	26/12/2003
Date of change of interest:	24/12/2003
Name of registered holder:	Andrew Choo Hoo
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	64,000
% of issued share capital:	0.01
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	50,000 at S$1.12 per share 14,000 at S$1.13 per share
No. of shares held before the transaction:	593,934
% of issued share capital:	0.06
No. of shares held after the transaction:	529,934
% of issued share capital:	0.05

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	593,934
% of issued share capital:	0	0.06
No. of shares held after the transaction:	0	529,934
% of issued share capital:	0	0.05
Total shares:	0	529,934

Note:
50,000 shares were disposed on 23 December 2003 at S$1.12 per share.
14,000 shares were disposed on 24 December 2003 at S$1.13 per share.

Submitted by Ms Isoo Tan, Company Secretary on 29/12/2003 to the SGX